

S 16013206



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| SEC FILE NUMBER |
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| 8- 34201 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First State Financial Management, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 East Columbia
(No. and Street)

Farmington (City) MO (State) 63640 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sue Evans (573) 756-8971
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cummings, Ristau & Associates, PC
(Name – *if individual, state last, first, middle name*)

13023 Tesson Ferry Road, Suite 201 (Address) St. Louis (City) MO (State) 63128 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Susan M. Evans, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First State Financial Management, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public


ELISABETH E. BOYER
Notary Public, Notary Seal
State of Missouri
St. Francois County
Commission # 15018291
My Commission Expires October 06, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



**Cummings, Ristau & Associates, P.C.**
CERTIFIED PUBLIC ACCOUNTANTS

**Report of Independent Registered Public Accounting Firm**

The Board of Directors and Stockholders
First State Financial Management, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report Filed Pursuant to SEC Rule 17a-5, in which (1) First State Financial Management, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which First State Financial Management, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3 (2)(ii) (the "exemption provisions") and (2) First State Financial Management, Inc. stated that First State Financial Management, Inc. met the identified exemption provisions through the most recent fiscal year without exception. First State Financial Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First State Financial Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cummings, Ristau & Associates, P.C.

St. Louis, Missouri
February 23, 2016



Cummings, Ristau & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

**Report of Independent Registered Public Accounting Firm**

The Board of Directors and Stockholders
First State Financial Management, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report Filed Pursuant to SEC Rule 17a-5, in which (1) First State Financial Management, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which First State Financial Management, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3 (2)(ii) (the "exemption provisions") and (2) First State Financial Management, Inc. stated that First State Financial Management, Inc. met the identified exemption provisions through the most recent fiscal year without exception. First State Financial Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First State Financial Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cummings, Ristau & Associates, P.C.

St. Louis, Missouri
February 23, 2016



# First State Financial Management

**Susan M. Evans, CFP®, CTFA, CLU, ChFC**
**President**

February 23, 2016

Regarding: Exemption Report Pursuant to SEC Rule 17a-5

Pursuant to SEC Rule 17a-5, Susan M. Evans, President of First State Financial Management, Inc. (FSFM) is making the following assertions regarding its exemption from SEC Rule 15c3-3.

FSFM is exempt from SEC Rule 15c3-3 under section (k) (2) (ii) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Further, FSFM met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2015.

Susan M. Evans

225 E. Columbia St. – Farmington. MO 63640 Members: FINRA & SIPC
Office: (573) 756-8971 • (800) 748-7169 Fax: (573) 756-3431

# STATEMENT OF FINANCIAL CONDITION

# FIRST STATE FINANCIAL MANAGEMENT, INC.

# December 31, 2015



**Cummings, Ristau & Associates, P.C.**
CERTIFIED PUBLIC ACCOUNTANTS

**Report of Independent Registered Public Accounting Firm**

The Board of Directors and Stockholders
First State Financial Management, Inc.:

We have audited the accompanying statement of financial condition of First State Financial Management, Inc. (the Company) as of December 31, 2015. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of First State Financial Management, Inc. as of December 31, 2015 in accordance with accounting principles generally accepted in the United States.

Cummings, Ristau & Associates, P.C.

St. Louis, Missouri
February 23, 2016

## FIRST STATE FINANCIAL MANAGEMENT, INC.

Statement of Financial Condition

December 31, 2015

### ASSETS

| | |
|---|---|
| Cash | $ 100,188 |
| Money market fund with clearing organization | 213,285 |
| Notes receivable – officer and employee | 36,000 |
| Commissions receivable | 130,668 |
| Premises and equipment, net | 209,210 |
| Goodwill | 1,532,096 |
| Identifiable intangible assets, net of accumulated amortization of $2,095 | 123,581 |
| Other assets | 45,621 |
| Total assets | $ 2,390,649 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Accrued expenses | $ 159,640 |
| Deferred income taxes payable | 16,044 |
| Total liabilities | 175,684 |
| Commitments and contingencies | |
| Stockholder's equity: | |
| Common stock, $1 par value; 250,000 shares authorized, 100,000 shares issued and outstanding | 100,000 |
| Additional paid-in capital | 490,000 |
| Retained earnings | 1,624,965 |
| Total stockholder's equity | 2,214,965 |
| | $ 2,390,649 |

See accompanying notes to statement of financial condition.

**FIRST STATE FINANCIAL MANAGEMENT, INC.**

Notes to Statement of Financial Condition

December 31, 2015

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

First State Financial Management, Inc. (the Company), a wholly owned subsidiary of First State Bancshares, Inc., is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated under the laws of Missouri in 1985. The Company operates as a fully disclosed introducing broker and does not maintain customer accounts or securities.

The accounting and reporting policies of the Company conform to generally accepted accounting principles within the broker-dealer industry. Following is a description of the more significant of the Company's accounting practices:

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Commissions

Commission income and expenses, as well as related clearing expenses, are recorded on a settlement date basis, which does not differ materially from a trade date basis.

### Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. When retired or otherwise disposed of, the original cost and accumulated depreciation are removed from the respective accounts and the net difference, less any amount realized from disposition, is reflected in operations.

Depreciation is computed on the straight-line method for financial reporting purposes as follows: building and improvements – seven to 39 years; furniture and fixtures – five to ten years; computer equipment – three years.

Premises and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In such situations, recoverability of assets to be held and used would be measured by a comparison of the carrying amount of the assets to future net cash flows expected to be generated by the assets. If such assets were considered to be impaired, the impairment to be recognized would be measured by the amount by which the carrying amount of the assets exceeded the fair value of the assets, using observable market prices.

**Identifiable Intangible Assets and Goodwill**

Identifiable intangible assets consist of a book of business acquired in 2015. This identifiable intangible asset is being amortized on a straight-line basis over the estimated useful life of ten years. Amortization of identifiable intangible assets at December 31, 2015 will be $12,568 per year in 2016 through 2020 and $60,741 thereafter.

The excess of the consideration given in the Company's acquisition by First State Bancshares, Inc. over the fair value of the net assets acquired is recorded as goodwill, an intangible asset on the Company's statement of financial condition. Goodwill is the Company's only intangible asset with an indefinite useful life, and the Company is required to test the intangible asset for impairment on an annual basis. Impairment is measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life. No impairment write-downs were required in 2015.

**Income Taxes**

The Company is included in the consolidated federal and state income tax returns of First State Bancshares, Inc. Applicable income taxes are computed based on reported income and expenses, adjusted for permanent differences between reported and taxable income. Penalties and interest assessed by income taxing authorities are included in income tax expense in the year assessed, unless such amounts relate to an uncertain tax position. The Company had no uncertain tax positions at December 31, 2015.

The Company uses the asset and liability method of accounting for income taxes, in which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period which includes the enactment date.

The most recent examination of First State Bancshares, Inc.'s consolidated federal income tax returns covered the years ended December 31, 2004, 2003, and 2002. First State Bancshares, Inc. has not had a state income tax examination by the State of Missouri Department of Revenue for several years. The consolidated federal and state income tax returns of First State Bancshares, Inc. are generally subject to examination by the Internal Revenue Service or State of Missouri Department of Revenue for three years after such returns are filed.

**FIRST STATE FINANCIAL MANAGEMENT, INC.**

Notes to Statement of Financial Condition

(continued)

**Subsequent Events**

The Company has considered all events occurring subsequent to December 31, 2015 for possible disclosures through February 23, 2016, the date this financial statement was issued.

## NOTE 2 – PREMISES AND EQUIPMENT

A summary of premises and equipment at December 31, 2015 is as follows:

| | |
|---|---|
| Land | $ 30,213 |
| Building and improvements | 375,538 |
| Furniture, fixtures, and equipment | 312,685 |
| | 718,436 |
| Less accumulated depreciation | 509,226 |
| | $ 209,210 |

## NOTE 3 – INCOME TAXES

The tax effects of temporary differences which give rise to deferred tax liabilities at December 31, 2015 are presented below:

| | |
|---|---|
| Premises and equipment | $ 11,700 |
| Prepaid expense | 4,917 |
| Other, net | (573) |
| Total deferred tax liabilities | $ 16,044 |

## NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has advanced Susan M. Evans, an officer of the Company, an insurance premium loan under a split-dollar life insurance arrangement. This is a zero-interest loan payable on demand. The officer has executed a collateral assignment agreement that provides that the Company will be reimbursed from the policy value an amount equal to the cumulative premium advances upon the occurrence of specific events. Cumulative advances under this agreement to Ms. Evans totaled $36,000.

## NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $182,280, which was $132,280 in excess of its required minimum net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 0.96 to 1.

## NOTE 6 – COMMITMENTS AND CONTINGENCIES

Company management is unaware of any legal matters that may have arisen in the normal course of business which could result in any material liability to the Company.



**Cummings, Ristau & Associates, P.C.**
CERTIFIED PUBLIC ACCOUNTANTS

**Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)**

The Board of Directors
First State Financial Management, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by First State Financial Management, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the Company's internal financial records, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cummings, Ristau & Associates, P.C.

St. Louis, Missouri
February 23, 2016

SIPC-7

(33-REV 7 10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7

(33-REV 7 10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*******2624**********************MIXED AADC 220
034201 FINRA DEC
FIRST STATE FINANCIAL MANAGEMENT INC
225 E COLUMBIA ST
FARMINGTON MO 63640-3106

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1811.83

B. Less payment made with SIPC-6 filed (exclude interest) ( 884.22 )
7-15-2015
Date Paid

C. Less prior overpayment applied ( 0 )

D. Assessment balance due or (overpayment) 927.61

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 927.61

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 927.61

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First State Financial Mgmt
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 19 day of January, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 1894817. |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | 0 |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | 0 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 933572 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): FA 224086, Lifechnc 5778. LTC 539, DI 1715, Int 1995 Rents 2400 (Deductions in excess of $100,000 require documentation) | 236513 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | 0 |
| Total deductions | 1170085 |
| 2d. SIPC Net Operating Revenues | $ 724732. |
| 2e. General Assessment @ .0025 | $ 1811.83 |

(to page 1, line 2.A.)